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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                              METALLINE MINING CO.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   591 257 100
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                                 (CUSIP Number)

                                LESLIE JOHN JAMES
                           SUITES 3 & 4, POLLETT HOUSE
                  LE POLLETT, ST. PETER PORT, GUERNSEY, GY1 1WF
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  JULY 31, 2000
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                  (Date of Event Which Required Filing of This
                                   Statement)

[ ] Check box if the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 591 257 100                       Schedule 13D                          Page 2 of 5 Pages


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    1)  NAMES OF REPORTING PERSONS...................................BRITANNIA HOLDINGS LIMITED
        S.S. OR IRS I.D. NO. OF REPORTING PERSON (Voluntary)
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    2)  CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP.
        (a)  [ ]
        (b)  [ ]
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    3)  SEC USE ONLY
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    4)  SOURCE OF FUNDS..............................................WC
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    5)  [ ] CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).
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    6)  CITIZENSHIP OR PLACE OF ORGANIZATION.........................ORGANIZED UNDER THE LAWS OF
                                                                     NEVIS
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        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          7) SOLE VOTING POWER.......................................3,325,000 SHARES
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          8) SHARED VOTING POWER.....................................-0-
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          9) SOLE DISPOSITIVE POWER..................................3,325,000 SHARES
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         10)  SHARED DISPOSITIVE POWER...............................-0-
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   11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON.....................................3,325,000 SHARES
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   12)  [ ] CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES.
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   13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.............33.1%
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   14)  TYPE OF REPORTING PERSON.....................................CO
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CUSIP NO. 591 257 100                       Schedule 13D                          Page 3 of 5 Pages


ITEM 1. SECURITY AND ISSUER:

        Title of Security........................................COMMON STOCK
        Name and Address of Issuer...............................METALLINE MINING CO. ("ISSUER")
                                                                 1330 E. MARGARET AVE.
                                                                 COEUR D'ALENE, ID  83815
ITEM 2. IDENTITY AND BACKGROUND:

(a)     Name of Person Filing....................................BRITANNIA HOLDINGS LIMITED ("BRITANNIA")

(b)     Business Address.........................................UNIT 15, TEMPLE BUILDING
                                                                 CHARLESTOWN, NEVIS, WEST INDIES

(c)     Business:
        o Name and Address of Organization.......................BRITANNIA HOLDINGS LIMITED
        o Principal Business of Organization.....................INVESTMENT

(d)     Criminal Proceedings; Convictions (past five years)......[NOT APPLICABLE]

(e)     Civil Proceedings: Judgments, etc. (past five years).....[NOT APPLICABLE]

(f)     Citizenship..............................................ORGANIZED UNDER THE LAWS OF NEVIS

Officers, Directors and Controlling Persons of Britannia:
--------------------------------------------------------

Leslie John James, who is a Director and President of Britannia, is a British citizen. His business address is Suites 3 & 4, Pollett House, Le Pollett, St. Peter Port, Guernsey, GY1 1WF.

Martha Salazar, who is a Director and Secretary of Britannia, is a Panama citizen. Her business address is Calle Wlvira Mendez, Vallarino Building, First Floor, Panama.

Nahir De Garrido, who is a Director of Britannia, is a Panama citizen. Her business address is Calle
     Wlvira Mendez, Vallarino Building, First Floor, Panama.

Duvall Trust (Elfin Trust Company Limited, Trustee), is the sole shareholder of Britannia. The
     Duvall Trust's principal business is investment, and is located at Suites 3 & 4, Pollet House,
     Le Pollet, St. Peter Port, Guernsey, GY1 1WF, and was created under Guernsey law.

To the best knowledge of Britannia, during the last five years none of the above persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding as to any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The total amount of the funds used to acquire the 1,200,000 shares purchased in July 2000, as described in Item 5 below, was $3,360,000, which was working capital of Britannia.

ITEM 4. PURPOSE OF TRANSACTION.

Britannia acquired the securities reported herein for investment purposes. At this time, Britannia has no intention of acquiring additional securities of Issuer from those reported herein, although it reserves the right to make additional purchases from time to time. Any decision to make any such additional purchase will depend, however, on various factors, including, without limitation, the price of Issuer's securities, stock market conditions and the business prospects of Issuer.
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CUSIP NO. 591 257 100                    Schedule 13D                  Page 4 of 5 Pages

Britannia has no present intention, arrangement, or understanding to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D. Except as set forth herein, Britannia does not have any plans or proposals that relate to or would result in any of the matters specified in Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)     Aggregate Number of Shares Beneficially Owned...................3,325,000 SHARES
        (Comprised of 3,025,000 shares of common stock and currently exercisable stock purchase warrants to purchase up to 300,0000 shares)

        Percentage Beneficially Owned...................................33.1%

        (Calculated in accordance with Exchange Act Rule 13d-3, based on 10,040,595 shares of common stock outstanding, consisting of (i) 9,740,595 shares issued and outstanding as of January 5,
        2001 (as reported in the issuer's proxy statement on Schedule 14) and (ii) 300,000 shares subject to currently exercisable stock purchase warrants held by Britannia)

(b)     Power to Vote and Disposition:

        Sole Power to Vote..............................................3,325,000 SHARES
        Shared Power to Vote............................................-0- SHARES
        Sole Power of Disposition.......................................3,325,000 SHARES
        Shared Power of Disposition.....................................-0- SHARES

(c)     Transactions in Shares

        Pursuant to that certain subscription agreement dated July 31, 2000, Britannia purchased
        1,200,000 shares of common stock at a price of $2.80 per share, for a total purchase price of
        $3,360,000.

(d)     Right to Dividends or Sale Proceeds...............[NOT APPLICABLE]

(e)     Beneficial Ownership of 5% or Less................[NOT APPLICABLE]


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES
OF ISSUER.

Except as described above, neither Britannia nor any of its executive officers, directors or controlling persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Issuer, finder's fees, joint venture, loan or option agreement, puts or calls, guarantee of profit, division of profit or loss, or the giving or withholding of proxies with respect to the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None
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CUSIP NO. 591 257 100              Schedule 13D                Page 5 of 5 Pages



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: February 1, 2001
                                          BRITANNIA HOLDINGS LIMITED

                                          By:  /s/ Leslie John James
                                               ---------------------------
                                               Leslie John James, Director